Exhibit 99.1

News Announcement

Fundtech Contact:
Yoram Bibring
CFO - Fundtech Ltd.
Tel: 1-201-946-1100
yoram.bibring@fundtech.com

FUNDTECH REPORTS FINANCIAL RESULTS FOR THE FOURTH QUARTER AND FULL YEAR 2009

•	4th quarter revenue a record high of $32.8 million and year-over-year growth of 10%
•	4th Quarter GAAP EPS 21Cents / 4th Quarter Non GAAP EPS 21 Cents

JERSEY CITY, N.J. —February 17, 2010 - Fundtech Ltd. (NASDAQ: FNDT), a market leader in global transaction banking solutions, today announced financial results for the fourth quarter and full year ended December 31, 2009.  Fundtech posted quarterly revenues of $32.8 million, a 10% increase year-over-year, compared to fourth quarter revenues of $29.8 million in 2008, and a 7% increase compared to third quarter 2009 revenues of $30.6 million.

On a GAAP (Generally Accepted Accounting Principles) basis, Fundtech reported net income of $3.4 million or $0.21 per diluted share, for the fourth quarter of 2009 compared with net loss of ($2.2) million, or ($0.14) per diluted share, in the fourth quarter of 2008, and net income of $1.6 million, or $0.10 per diluted share, in the third quarter of 2009.

Excluding stock-based compensation, amortization of intangibles, and deferred taxes Fundtech’s adjusted net income for the fourth quarter of 2009 was $3.3 million, or $0.21 per diluted share, compared with $0.9 million, or $0.06 per diluted share, in the fourth quarter of 2008 and $2.8 million, or $0.18 per diluted share, in the third quarter of 2009. In the fourth quarter of 2008 adjusted net income also excluded impairment of goodwill and other intangible assets, and impairment of marketable securities (See Schedule A attached to this news release -- Reconciliation to GAAP).

For the year ended December 31, 2009, revenues decreased 3% to $117.8 million from $121.0 million in 2008.  GAAP net income in 2009 was $4.7 million, or $0.30 per diluted share, compared with net income of $1.2 million or $0.08 per diluted share, in 2008. Excluding stock-based compensation, amortization of intangibles, and deferred taxes Fundtech’s non- GAAP adjusted net income for 2009 was $8.3 million, or $0.53 per diluted share, compared to $8.9 million, or $0.54 per diluted share, in 2008. In 2008 adjusted net income also excluded impairment of goodwill and other intangible assets, and impairment of marketable securities (See Schedule A Attached to this Press Release -- Reconciliation to GAAP).

Commenting on the results, Fundtech Chairman of the Board, Avi Fischer said:  "In one of the worst business environments, the company performed very well. Our record revenues in the fourth-quarter demonstrate that Fundtech’s business is solid and I believe it is an important indicator towards a promising 2010."

Fundtech CEO Reuven BenMenachem said:  "I believe that we are emerging from the global financial crisis stronger than ever, and that we will resume posting double-digit organic growth in 2010. Our main growth engine continues to be Global PAYplus®, which is gaining momentum around the world due to the introduction of our SOA (Services Oriented Architecture) technology, and the increased interest by banks to invest in their global payments infrastructure. While we continue to see weakness in the US small-bank market, our product lines across the globe are well poised for a year of solid growth in 2010.”

Other Highlights:

•	During the fourth quarter excluding Accountis Fundtech closed 153- new deals and added 9 new bank customers.
•	During the fourth quarter Fundtech closed 12 new system sales with banks including 5 US Payments, 1 Global PAYplus with a US Regional bank, and 6 at BBP.
•	As previously announced, during the fourth quarter Fundtech closed a major extension of a Global PAYplus system implementation with a large European bank customer.
•	During the fourth quarter Fundtech recorded a positive adjustment of $1.3 million relating to deferred taxes associated with its tax loss carry forwards.
•	For the year 2009 operating cash flows were $17.3 million compared to $13.8 million in 2008.
•	During 2009 Fundtech acquired 883,000 ordinary shares in consideration for $8.5 million as part of its share repurchase program.

Reconciliation of GAAP Results to Non-GAAP Results
Fundtech provides non-GAAP operating results as a supplement to its GAAP financial results. The presentation of this information should not be considered in isolation to, or as a substitute for the financial results presented in accordance with GAAP. Management believes that non-GAAP financial measures are useful to investors because they allow for an evaluation of Fundtech with a focus on the performance of its core operations.
Fundtech’s executive management team uses these same non-GAAP measures internally to assess the ongoing performance of the company. Since this information is not a GAAP measurement of financial performance, there are material limitations to its usefulness on a stand-alone basis, including the lack of comparability of this presentation to the GAAP financial results of other companies.

Fundtech’s non-GAAP results exclude stock-based compensation, amortization of intangibles, impairment of goodwill and other intangible assets, impairment of marketable securities, and deferred taxes.

A detailed reconciliation of GAAP net income to non-GAAP net income is included in the attached Schedule A.

Guidance
The financial guidance provided is current as of today only and Fundtech undertakes no obligation to update its estimates.

For the year 2010 Fundtech is keeping its guidance unchanged as follows:

•
Fundtech estimates that revenues for 2010 will be between $132 million and $135 million;  that GAAP earnings per diluted share will be between $0.32 and $ 0.42 and that; non-GAAP earnings per diluted share, before all amortization expenses and stock-based compensation expenses, will be between $0.63 and $0.73.

•	Fundtech estimates that financial income for 2010 will be approximately $200,000 and that tax expenses, excluding deferred taxes will be approximately $1.5 million.
•	Fundtech estimates that amortization expenses for 2010 will be approximately $2 million and that stock-based compensation expenses will be approximately $3.0 million.
•	Fundtech estimates that the number of shares that will be used for the calculation of 2010 earnings per share will be approximately 16.2 million shares.

For the First quarter of 2010 Fundtech is providing the following guidance:

•
Fundtech estimates that first quarter revenues will be between $32.2 million and $32.9 million; that GAAP earnings per diluted share will be between $0.03 and $0.07; and that non-GAAP earnings per diluted share, before all amortization expenses and stock-based compensation expenses, will be between $0.10 and $0.14.

•	Fundtech estimates that financial income for the quarter will be approximately $50,000 and that tax expenses, excluding deferred taxes will be approximately $300,000.
•	Fundtech estimates that quarterly amortization expenses for the first quarter of 2010 will be approximately $500,000 and that stock-based compensation expenses will be approximately $700,000.
•	Fundtech estimates that the number of shares used for the calculation of quarterly earnings per share will be 16.1 million shares.

Fundtech’s guidance does not include the impact of deferred taxes and also does not include the impact of any future impairment of intangible assets, as these assets are periodically being evaluated by Fundtech’s management under evolving accounting standards which are incapable of assessment in advance.

Fundtech to Host Conference Call
The senior management of Fundtech will host a conference call at 8:30 AM (ET) tomorrow, Wednesday, February 17, to discuss Fundtech’s fourth-quarter and full year results, 2010 financial guidance, and to answer questions from the investment community.

To participate, please call (888)-500-6974 or 719-325-2289 and ask for the Fundtech call.

A replay of the conference call will be available from 11:30 AM (ET) February 17, until 11:59 PM (ET) February 25. The replay may be accessed by dialing (888) 203-1112 or 719-457-0820, pass code 4566522.

This call will also be web cast live on: http://www.fundtech.com. An online replay will be available until March 10.

About Fundtech
Fundtech (NASDAQ: FNDT), was founded in 1993, and is a leading provider of software and services to banks of all sizes around the world. Payments systems include wire transfers, ACH origination, cross-border payments and remittance. Cash management systems are designed for large corporate through small business clients. Fundtech operates the world’s largest SWIFT service bureau. We offer an extensive line of financial supply chain applications including electronic invoice presentment and supply chain financing. And we are the leading provider of CLS systems to the world’s largest banks. More than 1,000 clients throughout the world rely on Fundtech solutions to improve operational efficiency and provide greater competitiveness through innovative business-to-business services. For more information, visit www.fundtech.com.

Forward Looking Statements:
This news release contains forward-looking statements made pursuant to the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements may include, but are not limited to, projections of revenues, income or loss, capital expenditures, plans for growth and future operations, competition and regulation. Forward-looking statements are inherently subject to risks and uncertainties, many of which cannot be predicted or quantified. When used in this Release, the words, "estimates," "expects," "anticipates," "believes," "plans," "intends," and variations of such words and similar expressions are intended to identify forward-looking statements that involve risks and uncertainties. Future events and actual results could differ materially from those set forth in, contemplated by or underlying the forward-looking statements. The factors that could cause actual results to differ materially from those discussed or identified from time to time in Fundtech's public filings, including its Annual Report on Form 20-F for the year ended December 31, 2008, including general economic and market conditions, changes in regulations and taxes and changes in competition in pricing environment. Undo reliance should not be placed on these forward-looking statements, which are applicable only as of the date hereof. Fundtech undertakes no obligation to revise or update these forward-looking statements to reflect events or circumstances that arise after the date of this Release or to reflect the occurrence of unanticipated events.

###

FUNDTECH LTD. AND ITS SUBSIDIARIES
Condensed Consolidated Balance Sheets
(In Thousands)

	December 31,	December 31,
	2009	2008
ASSETS

Current assets:
Cash and cash equivalents	$20,903	$29,642
Short term deposits	--	1,415
Marketable securities	21,248	9,563
Trade receivables, net	23,445	28,264
Deferred taxes	2,334	1,244
Other accounts receivable, prepaid expenses	6,527	5,055

Total current assets	74,457	75,183

Marketable securities	774	2,204
Severance pay fund	1,508	1,394
Long term deposits	1,769	1,003
Prepaid expenses	2,574	2,797
Property and equipment, net	13,305	15,898
Goodwill, net	40,228	34,520
Other assets, net	5,737	5,995

Total assets	$140,352	$138,994

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
Trade payables	$2,035	$2,908
Deferred revenues	9,141	9,910
Employee and payroll accruals	7,853	6,807
Other accounts payable and accrued expenses	6,287	7,228

Total current liabilities	25,316	26,853

Accrued severance pay and pension obligation	2,958	2,746
Deferred taxes	1,119	970
Other long term liabilities	2,777	2,278

Total liabilities	32,170	32,847

Shareholders' equity:
Share capital	49	49
Additional paid-in capital	159,558	155,976
Accumulated other comprehensive income (loss)	1,828	(500)
Accumulated deficit	(40,797)	(45,470)
Treasury stock, at cost	(12,456)	(3,908)

Total shareholders' equity	108,182	106,147

Total liabilities and shareholders' equity	$140,352	$138,994

FUNDTECH LTD. AND ITS SUBSIDIARIES
Consolidated Statements of Operations
(In Thousands, Except Share and Per Share Data)

	Three Months Ended		Twelve Months Ended
	December 31,		December 31,
	2009	2008	2009	2008
Revenues:
Software license	$4,253	$3,555	$11,558	$16,488
Software hosting	6,181	5,169	24,088	19,889
Maintenance	10,185	9,590	39,531	34,506
Services	12,227	11,500	42,580	50,154

Total revenues	32,846	29,814	117,757	121,037

Operating expenses:
Software licenses costs	78	--	748	291
Amortization of other intangible assets	496	592	2,028	2,167
Impairment of goodwill and related intangible assets	--	2,018	--	2,018
Maintenance, hosting and services costs [1]	14,861	12,786	53,286	53,730
Software development [1]	5,306	5,520	20,422	21,849
Selling and marketing [1]	4,621	5,881	17,567	20,883
General and administrative [1]	5,042	4,621	19,662	17,115

Total operating expenses	30,404	31,418	113,713	118,053

Operating income (loss)	2,442	(1,604)	4,044	2,984

Impairment on Marketable securities	--	(92)	--	(692)
Financial income (expenses), net	(79)	(506)	232	48
Income taxes	1,045	(19)	397	(1,100)
				-
Net income (loss)	$3,408	$(2,221)	$4,673	$1,240

Net income per share:
Net income (loss) used in computing income per share	$3,408	$(2,221)	$4,673	$1,240
Basic income (loss) per share	$0.22	$(0.14)	$0.31	$0.08
Diluted income (loss) per share	$0.21	$(0.14)	$0.30	$0.08
Shares used in computing:
Basic income per share	15,242,436	15,890,060	15,145,625	15,769,588
Diluted income per share	16,005,115	16,252,964	15,617,110	16,433,763

Adjusted non-GAAP[2] net income per share:
Adjusted non-GAAP[2] net income used in computing income per share	$3,286	$833	$8,328	$8,931
Adjusted non-GAAP[2] net income per share	$0.21	$0.05	$0.53	$0.54
Shares used in computing adjusted non-GAAP[2] net income per share	16,005,115	16,252,964	15,617,110	16,433,763

Reconciliation of net income to adjusted non-GAAP[2] net income:
Net income (loss)	$3,408	$(2,221)	$4,673	$1,240
Amortization of other intangible assets	496	592	2,028	2,167
Impairment of goodwill and related intangible assets	--	2,018		2,018
Impairment on Marketable securities	--	--	--	600
Deferred taxes	(1,271)	(302)	(1,200)	(101)
Stock-based compensation	653	746	2,827	3,007

Adjusted non-GAAP[2] net income	$3,286	$833	$8,328	$8,931

[1] Includes charges for stock-based compensation in 2009 and 2008
[2] See Reconciliation to GAAP

FUNDTECH LTD. AND ITS SUBSIDIARIES
Consolidated Statement of Cash Flows
(In Thousands)

	Twelve Months Ended		Three Months Ended
	December 31,		December 31,
	2009	2008	2009
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$4,673	$1,240	$3,408
Adjustments to reconcile net income to net cash
provided by operating activities:
Depreciation and amortization	8,436	8,103	2,047
Impairment of goodwill and related intangible assets	--	2,018	--
Stock-based compensation	2,827	3,007	653
Decrease (Increase) in accrued interest on marketable securities	63	122	(154)
Deferred income taxes	(1,200)	(101)	(1,271)
Impairment on Marketable securities	--	692	--
Changes in assets and liabilities
Decrease (Increase) in trade receivables	5,251	(6,272)	4,015
Decrease (Increase) in prepaid expenses, other accounts receivable	(981)	(2,019)	59
Increase (Decrease) in trade payables	(884)	1,334	386
Increase (Decrease) in deferred revenues	(1,758)	4,748	(5,355)
Increase in employee and payroll accruals	912	346	435
Increase (Decrease) in other accounts payable and accrued expenses	(264)	673	48
Decrease in accrued restructuring expenses	--	(62)	--
Increase (Decrease) in accrued severance pay and pension obligation	231	19	95

Net cash provided by operations	17,306	13,848	4,366

CASH FLOWS FROM INVESTING ACTIVITIES:
Investment in held-to-maturity marketable securities	(26,610)	(5,362)	(20,114)
Realization of held-to-maturity marketable securities	16,292	14,252	4,059
Realization of short term deposits	1,538	316	1,113
Purchase of property and equipment	(3,612)	(6,570)	(617)
Net change in long term lease deposits and long term prepaid expenses	(749)	(277)	(640)
Investments in subsidiaries	(5,779)	(17,197)	--

Net cash used in investing activities	(18,920)	(14,838)	(16,199)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of share capital,
exercise of stock options and warrants, net	754	1,424	647
Decrease in Long Term Liabilities	(36)	(42)	(10)
Investment in treasury stock, at cost	(8,548)	(650)	(3,423)

Net cash provided by (used in) financing activities	(7,830)	732	(2,786)

Effect of exchange rate on cash and cash equivalents	705	(1,712)	9

Decrease in cash and cash equivalents	(8,739)	(1,970)	(14,610)
Cash and cash equivalents at the beginning of the period	29,642	31,612	35,513

Cash and cash equivalents at the end of the period	$20,903	$29,642	$20,903

Appendix A
Investment in Subsidiaries
Working Capital	$(167)	$(1,130)	$--
Property and equipment	--	1,074	--
Other Assets	1,804	6,365	--
Long term liabilities	--	(189)	--
Goodwill	4,142	11,077	--

	$5,779	$17,197	$--

Schedule A to Press Release

Reconciliation to GAAP
(In Thousands, Except Share and Per Share Data)

The following information sets forth Fundtech calculation of adjusted non-GAAP net income as contained in the Company's press release:

	Three Months Ended			Twelve Months Ended
	December 31,			December 31,
	2009		2008	2009		2008

Reconciliation of net income to adjusted non-GAAP net income:

Net income (loss)	$3,408	[1]	$(2,221)[1]	$4,673	[1]	$1,240	[1]

Amortization of other intangible assets	496		592	2,028		2,167
Impairment of goodwill and related intangible assets	--		2,018	--		2,018
Impairment on Marketable securities	--		--	--		600
Deferred taxes	(1,271)		(302)	(1,200)		(101)
Stock-based compensation charged as follows:
Maintenance, hosting and services costs	94		134	487		575
Software development	40		59	187		261
Selling and marketing	160		167	734		643
General and administrative	359		386	1,419		1,528

Adjusted non-GAAP net income	$3,286		$833	$8,328		$8,931

Adjusted non-GAAP net income per share	$0.21		$0.05	$0.53		$0.54

Shares used in computing
adjusted non-GAAP net income per share	16,005,115		16,252,964	15,617,110		16,433,763

[1] Net income (loss) per share (diluted) was approximately $0.21, $(0.14) for the three months ended December 31, 2009 and 2008, respectively. Net income per share (diluted) was approximately $0.30, $0.08 for the twelve months ended
December 31, 2009 and 2008, respectively.